Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Quantum Fuel Systems Technologies Worldwide, Inc. for the registration of $50,000,000 of common stock, preferred stock and warrants and to the incorporation by reference therein of our reports dated July 2, 2008, with respect to the consolidated financial statements and schedule of Quantum Fuel Systems Technologies Worldwide, Inc., and the effectiveness of internal control over financial reporting of Quantum Fuel Systems Technologies Worldwide, Inc., included in its Annual Report (Form 10-K) for the year ended April 30, 2008, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Orange County, California

December 19, 2008